Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 and JUNE 30, 2023

The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and their related notes that appear elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on March 14, 2023, and as amended on April 18, 2024 (the “2023 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2023 Form 20-F under the section titled “Risk Factors” and in other parts of the 2023 Form 20-F. In this report, Cheer Holding, Inc. is referred to as “we,” “us,” “our,” or the “Company.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks set forth below and in the section captioned “Risk Factors” in our 2023 Form 20-F before making an investment decision. If any of the risks actually occur, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

The creation of our metaverse platform is dependent on our ability to develop an acceptable blockchain.

Our ability to create our metaverse platform is dependent on our ability to develop an accepted and secured blockchain. Failure to develop a secured and reliable blockchain, will adversely affect our ability to create our metaverse platform.

We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our users and develop platforms.

Our success depends in part on our relationships with other third-party service providers. For example, we rely a third-party blockchain for the operation of our CheerReal platform. If those providers do not perform adequately, our users may experience issues or interruptions with their experiences. If we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards and increase our operational costs. Our ability to operate our non-fungible tokens (NFT) marketplace is dependent on our ability to utilize an accepted and secured blockchain. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our business operations, which could adversely affect our business, financial condition and results of operations. Failure to develop a secured and reliable blockchain, will adversely affect our ability to create a marketplace where our users can trade and purchase NFTs.

In addition, we incorporate artworks and technology from third parties into the NFT marketplace. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the artwork and related technology in all jurisdictions in which we may operate. If we are unable to obtain or maintain such rights because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to utilize third-party technology, third-party artwork, enter into new agreements on commercially reasonable terms, or develop our own technology required, our ability to continue developing our platforms could be severely limited and our business could be harmed.

There can be no assurance that the market for NFTs will be developed and/or sustained, which may materially adversely affect our business operations.

We do not provide a marketplace to the sale of NFT. Our users can trade NFTs that it purchased on CheerReal, but we do not support or promote the selling of NFTs from our users. The market for digital assets, including, without limitation, NFTs, is still nascent.  Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If a market does not develop for NFTs, it may be difficult or impossible for our users to sell their NFTs that it acquired on CheerReal, which may adversely affect our business operations.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and depending upon the activities undertaken by our customers utilizing our products and services, we and our customers may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The Securities and Exchange Commission (“SEC”) and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. With respect to various digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system, or ATS, in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

If the SEC, foreign regulatory authority, or a court were to determine that a supported digital asset offered, sold, or traded by one of our customers on a platform provided by us is a security, our customer would not be able to offer such asset for trading until it was able to do so in a compliant manner, which would require significant expenditures by the customer. In addition, we or our customer could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm which could negatively impact our business, operating results, and financial condition.

Overview

We provide advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China. Major production from us includes short videos, online variety show, online drama, living stream and CHEERS series. We are fast becoming one of the leading contents driven e-commerce platforms in China. We focus on creating original lifestyle content to monetize our advertising and e-commerce platform. We mainly offer and generate revenue from the copyright licensing of self-produced content, advertising and customized content production and CHEERS e-Mall marketplace service, membership fees, and others.

In April 2023, we completed a major upgrade to our self-developed digital collection non-fungible tokens (“NFT”) application, CheerReal. The update is now available on both Android and iOS and comes with improved security, advanced technology, enhanced functionality, and a more user-friendly interface. CheerReal is an initial issuance platform for NFT digital artwork collections and is not a secondary market for the sale and purchase of NFTs. NFT artwork collections available for initial issuance on the CheerReal platform are licensed by thirty-party artists for the initial NFT issuance on CheerReal, or are NFT artworks created by us. Only authorized officials of the CheerReal platform can create an NFT artwork collection; third-party artists and users cannot create any NFT collections on the platform. Upon purchase of an NFT on CheerReal, users obtain an authenticated digital artwork and can exchange them with other users. There is no secondary market for the NFTs and the purchase and sale of NFTs among users is not allowed on CheerReal. In addition, NFTs purchased on CheerReal cannot be transferred outside the platform; however, users will be able to exchange, or gift, NFTs on the platform to other users. CheerReal does not charge an additional fee for exchanges of NFTs among its users.

In July 2023, we launched CHEERS Telepathy, a groundbreaking artificial intelligence (AI) content creation platform that incorporates multimodal functions. Powered by CHEERS AI’s intelligent cloud-based service “Polaris”, CHEERS Telepathy offers a glimpse into the future of art, by providing a stable and reliable AI content creation experience that allows for unprecedented possibilities of art and creativity.

In February 2024, we upgraded CHEERS Telepathy to the new Year of the Dragon Edition. This major iteration brings substantial advancements in model architecture, computing power, and content creation capabilities, with these enhanced features, CHEERS Telepathy aims to set new standards for the realm of generative AI.

In June 2024, we released CHEERS Telepathy 2.0, which features more advanced and complicated algorithms and models, more powerful application capacity, and more comprehensive AI interaction functionalities. This marks a breakthrough in the underlying technology of the platform, and a qualitative leap at the application level, bringing an unprecedented user experience, as well as a richer, more diverse and authentic generation effect.

In 2024, our Beijing subsidiary has been recognized once again as National High-Tech Enterprise, the consecutive recognition serves as a testament to our unwavering commitment to technological innovation, research and development prowess, and industry leadership. This prestigious recognition will expedite the transformation of the Company’s technological advancements into practical solutions, bolstering its overall competitiveness and yielding positive results for its business growth.

On April 6, 2023, the Company sent a notice of termination to the Parent (the “Notice of Termination”), notifying the Parent that the Company proposes to terminate the Merger Agreement pursuant to Section 9.1(b)(ii) of the Merger Agreement due to the Parent and the Merger Sub’s breaches of the Merger Agreement, including, but not limited to, Section 7.2(a). The breaches have resulted in the failure of the conditions set forth in Section 8.3(b) and cannot be cured before the termination date of the Merger Agreement. Pursuant to the Notice of Termination, as a result of such termination, the Parent is obligated to pay $1,055,897 (the “Parent Termination Fee”) to the Company.

On April 7, 2023, the Parent sent a response letter to the Company (the “Response Letter”) that while it disagrees with the allegations made in the Notice of Termination, the Parent acknowledges that the Company has the right to terminate the Merger Agreement pursuant to Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis. As a result of the termination of the Merger Agreement, the proposed Going Private Transaction was terminated.

On May 9, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 2,419,355 ordinary shares (after giving effect to Share Consolidation) of the Company, par value $0.001, at a price per share of $24.80 for gross proceeds of $60,000,000.

On September 5, 2023, the Company closed private placements with two (2) accredited investors (the “Investors”). The Company issued an aggregate of 806,451 ordinary shares (after giving effect to Share Consolidation) of the Company, par value approximately $0.001, at a price per share of $24.80 (after giving effect to share consolidation effected in November 2023) for gross proceeds of $20,000,000.

On November 1, 2023, the Company changed its legal name from Glory Star New Media Group Holdings Limited. to Cheer Holding, Inc. In connection with the name change, the Company also changed its trading symbol for tis ordinary shares from “GSMG” to “CHR”. The Company’s warrants continue to trade under the ticker symbol “GSMGW”.   Effective on November 9, 2023, the Company traded on open market under new name and trading symbol.

Share Consolidation

On November 24, 2023, the Company effected a share consolidation at a ratio of one-for-tenth (10) ordinary shares with a par value of $0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of approximately $0.001 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be $20,200 divided into 20,000,000 ordinary shares of a par value of $0.001 each and 2,000,000 preferred shares of a par value of $0.0001 each.

Key Factors that Affect Operating Results

We believe that our results of operations are significantly affected by the following key factors:

Ability to maintain and grow users and user time spent on the CHEERS App

Our success depends on our ability to maintain and grow users and user time spent on the CHEERS App. To attract and retain users and compete against our competitors, we must continue to offer high-quality content, especially popular original content that provides our users with a superior online entertainment experience. To this end, we must continue to produce new original content and source new talent and producers in a cost effective manner. Given that we operate in a rapidly evolving industry, we must anticipate user preferences and industry trends and respond to such trends in a timely and effective manner.

Ability to generate creative ideas for original content and supervise content origination and production process

We face fierce competition for qualified personnel in a limited pool of high-quality creative talent. To make sure our original content production capabilities would not be materially and adversely impacted, we must be able to compete effectively for highly qualified personnel or attract and retain top talent at reasonable costs. We need to offer popular original content that addresses our users’ tastes and preferences in a cost effective manner so to avoid reduction in user traffic and our business, financial condition.

Ability to obtain adequate capital to meet our capital needs

The operation of an internet video streaming content provider and producer of television shows requires significant and continuous investment in content production or acquisition and video production technology. Producing high-quality original content is costly and time-consuming and typically requires a long period of time in order to realize a return on investment, if at all.

Ability to provide our users with compelling content choices

In addition to our content production for television shows, we have experienced significant user growth for our mobile and on-line video and e-commerce products over the past several years. Our ability to continue to retain users and attract new users will depend in part on our ability to consistently provide our users with compelling content choices, as well as a quality experience for selecting and viewing video content.

Ability to maintain and enhance our brand

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. Our well-recognized brand is critical to increasing our user base and, in turn, expanding our shoppers for our e-commerce platform and attractiveness to advertising customers and content providers. Since the internet video industry is highly competitive, maintaining and enhancing our brand depends largely on our ability to become and remain a market leader in China, which may be difficult and expensive to accomplish.

Segment information

We have two operating segments, namely Cheers APP Internet Business and Traditional Media Businesses. Our Cheers APP Internet Business generates advertising revenue from broadcasting IP short videos, live streaming and APP advertising through our Cheers APP and service revenue from our Cheers E-mall marketplace. Our Traditional Media Business mainly contributes to the advertising revenue from our Cheers TV-series, copyright revenue, customized content production revenue and others. The table below measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

	For the Six Months Ended June 30, (In U.S. dollars in thousands)
	2024	2023
Net revenues:
Cheers APPs Internet Business	$61,506	$61,608
Traditional Media Business	9,549	5,827
Total consolidated net revenues	$71,055	$67,435
Operating income:
Cheers APPs Internet Business	$10,580	$7,959
Traditional Media Business	1,643	753
Total segment operating income	12,223	8,712
Unallocated item *	(584)	-
Total consolidated operating income	$11,639	$8,712

*	The unallocated item for the six months ended June 30, 2024 and 2023 presents the share-based compensation for employees, which is not allocated to segments.

A. Operating Results

The following table summarizes our consolidated results of operations in absolute amount and as a percentage of our total net revenues for the periods indicated. Period-to-period comparisons of historical results of operations should not be relied upon as indicative of future performance. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Six Months Ended June 30,
	In U.S. dollars in thousands
	2024		2023		Change
	US$	%	US$	%	US$	%
Revenues	71,055	100.00	67,435	100.00	3,620	5.37
Operating expenses:
Cost of revenues	(18,885)	(26.58)	(16,946)	(25.13)	(1,939)	11.44
Selling and marketing	(37,559)	(52.86)	(38,870)	(57.64)	1,311	(3.37)
General and administrative	(1,611)	(2.27)	(2,266)	(3.36)	655	(28.91)
Research and development	(1,361)	(1.92)	(641)	(0.95)	(720)	112.32
Total operating expenses	(59,416)	(83.63)	(58,723)	(87.08)	(693)	1.18

Income from operations	11,639	16.37	8,712	12.92	2,927	(33.60)

Total other income, net	200	0.28	124	0.19	76	61.29
Income before income taxes	11,839	16.65	8,836	13.11	3,003	33.99
Income tax benefits (expenses)	578	0.81	(37)	(0.05)	615	(1,662.16)
Net income	12,417	17.46	8,799	13.06	3,618	41.12

Revenues

For the June 30, 2024 and 2023, we primarily generated revenues from three revenue streams: advertising, copyright licensing, and CHEERS e-Mall market service. For the six months ended June 30, 2024 and 2023, 99.7% and 96.2% of our revenue derived from advertising services.

Our revenues for the six months ended June 30, 2024 were approximately $71.1 million, representing an increase of approximately $3.7 million, or 5.37% from approximately $67.4 million for the six months ended June 30, 2023. The increase in revenues was mainly caused by an increase of approximately $6.0 million in advertising revenues as a result of continuous efforts to expand our customer base through improving our content production quality, partially net off against a decrease of approximately $2.5 million in copyrights revenues as we did not provide copyright licensing services in the first half of 2024.

We expect to further expand our customers base with our efforts to enhance brand recognition and user traffic generation, leading to more exposure and high popularity of our Apps.

 Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

Cost of revenues consists primarily of production cost of TV series, short stream video, live stream and network drama, labor cost and related benefits, payments to various channel owners for broadcast, purchase cost of goods and copyrights and costs associated with the operation of our online game and shopping platform CHEERS App such as bandwidth cost and amortization of intangible assets. Our cost of revenues increased by approximately $2.0 million, or 11.44%, from approximately $16.9 million for the six months ended June 30, 2023 to approximately $18.9 million for the six months ended June 30, 2024. The increase in cost of revenues was attributable to the increase in revenues generated from advertising services. However our gross margin decreased which was primarily due to decrease in the high-margin service of copyright licensing in the first half of 2024. We expect to achieve a further increase in advertising revenues with our continuous investment in advertising business. However, it may take time to make further investments before we generate revenues.

Our sales and marketing expenses primarily consist of salaries and benefits of sales department, user acquisition expense, advertising fee, travelling expense and CHEERS e-Mall marketing expense. Our sales and marketing expenses decreased by approximately $1.3 million, to approximately $37.6 million for the six months ended June 30, 2024 from approximately $38.9 million for the six months ended June 30, 2023. The decrease was mainly due to a decrease in promotion service charge because we reduced cost in marketing and promotion as we believe we have gained reputation among our target customers.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management and bad debt provision expense for accounts receivable and professional service fees. Our general and administrative expenses decreased from approximately $2.3 million for the six months ended June 30, 2023 to approximately $1.6 million for the six months ended June 30, 2024. The decrease in general and administrative expenses was mainly attributable to the decrease approximately $1.1 million in provision against doubtful allowance as we wrote off accounts receivable due from one customer in the first half of 2023, partially net off against an increase of approximately $0.6 million in share-based compensation expenses because we granted restricted shares to one employee in June 2024.

Our research and development expenses consist primarily of salaries and benefits for our research and development department. Research and development expenses for the six months ended June 30, 2024 and 2023 were approximately $1.4 million and approximately $0.6 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Income tax benefits (expense)

Income tax benefits for the six months ended June 30, 2024 were approximately $0.6 million because we recognized deferred tax benefits arising from allowance of prepayments. Income tax expenses for the six months ended June 30, 2023 were US$0.04 million because we reversed certain deferred tax assets arising from allowance for doubtful receivables as a result of writing off these receivables from our customers.

Net Income

As a result of the foregoing, we had reported a net income of US$12.4 million and US$8.8 million, respectively, for the six months ended June 30, 2024 and 2023.

B. Liquidity and Capital Resources

As of June 30, 2024 and December 31, 2023, our principal sources of liquidity were cash and cash equivalents of approximately $186.1 million and $194.2 million, respectively. Working capital as of June 30, 2024 was approximately $268.5 million. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantially all of our cash and cash equivalents as of June 30, 2024 were held in China, of which all are denominated in Renminbi (RMB). In addition, we are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and VIEs in China. As a result, our ability to pay dividends, if any, depends upon dividends paid by our wholly-owned subsidiaries. We do not anticipate to pay any dividends in the future as any net income earned will be reinvested in the Company. In addition, our WFOE is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our WFOE and each of its consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our WFOE to business development and do not plan to request dividend distributions from the WFOE.

If we experience an adverse operating environment or incurred anticipated capital expenditure requirement, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that the additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale or additional securities. Any financing, which involves the sale of equity securities or instruments that are convertible into equity securities, could result in immediate and possibly significant dilutions to our existing shareholders.

Cash Flows

The following table summarizes our cash flows for the years indicated. The numbers are expressed in U.S. dollars in thousands, except for percentages.

	For the Six Months Ended June 30, (In U.S. dollars in thousands)
	2024	2023
Net cash (used in) provided by operating activities	$(6,741)	$27,179
Net cash used in investing activities	-	(62)
Net cash provided by financing activities	2,972	60,009
Effect of exchange rate changes	(4,376)	(5,167)
Net (decrease) increase in cash and cash equivalents	(8,145)	81,959
Cash and cash equivalents, at beginning of period	194,525	70,482
Cash and cash equivalents, at end of period	$186,380	$152,441

We primarily fund our operations from our net revenues, bank loans and equity financing through private placements. During the six months ended June 30, 2024, our account receivables decreased by approximately $1.4 million. We intend to continue focusing on timelier collections of account receivable which should enhance our cash flows. We anticipate that the major capital expenditure in the near future is for the further enhancement of our CHEERS App. For the six months ended June 30, 2024, our prepayments and other current assets increased by approximately $16.6 million, which was primarily caused by changes in prepayments to our vendors for customer acquisition.

To enhance its proposed growth, we anticipate raising capital through the issuance of equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash used in operating activities was approximately $6.7 million for the six months ended June 30, 2024, derived mainly from (i) net income of approximately $12.4 million for the six months ended June 30, 2024 adjusted for depreciation and amortization expenses of approximately $1.7 million and deferred tax benefits of approximately $0.6 million, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of approximately $17.8 million in prepayments to our vendors because we increased our purchase of content production which required of repayments, a decrease of approximately $6.9 million in accounts payables as we improved our payment process, and an increase of approximately $4.4 million in other tax payable with increase in revenues.

Net cash provided by operating activities was approximately $27.2 million for the six months ended June 30, 2023, derived mainly from (i) net income of approximately $8.8 million for the six months ended June 30, 2023 adjusted for depreciation and amortization expenses of approximately $1.6 million, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease of approximately $28.5 million in accounts receivable because we improvement our collections from customers, and an increase of approximately $3.5 million in prepayments to our vendors because we increased our purchase of content production which required of repayments.

Investing Activities

For the six months ended June 30, 2024, we did not report cash provided by or used in investing activities. Net cash used in investing activities was approximately $0.06 million for the six months ended June 30, 2023, which was primarily derived from the loans of approximately $0.06 million to a third party.

Financing Activities

Net cash provided by financing activities was approximately $3.0 million for the six months ended June 30, 2024, which was primarily derived from proceeds of approximately $7.1 million from bank borrowings, borrowings of approximately $0.2 million from a related party, partially net off by a repayment of bank borrowings of approximately $4.2 million.

Net cash provided by financing activities was US$60.0 million for the six months ended June 30, 2023, which was primarily derived from proceeds of US$60 million raised from the private placement closed in May 2023, proceeds of US$2.6 million from bank borrowings, borrowings of US$1.0 million from a related party, partially net off by a repayment of bank borrowings of US$4.0 million.

Please refer to “Notes to Unaudited Condensed Consolidated Financial Statements—Note 9. Bank Loans” for the details of loan terms and interest rates.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Capital Expenditures

Our capital expenditures were $nil and $4 for the six months ended June 30, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used to purchase property, equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

C. Research and development

We have a team of experienced engineers who are primarily based at our headquarters in Beijing. We compete aggressively for engineering talent and work closely with top IT firms through outsourcing to address challenges such as AI recommended search engine, block chain scoring e-mall, network games battle platform, data warehouse, social networking E-commence V3.0, video media warehouse. For the six months ended June 30, 2024 and 2023, our research and development expenditures were approximately $1.4 million and approximately $0.6 million, respectively. In addition, intangible asset was approximately $18.2 million and $20.3 million as of June 30, 2024 and December 31, 2023, respectively. The increase in intangible assets was a result of the capitalization of research and development expenditures. We plan to continue investing in and improving our CHEERS App to further increase user friendliness, functionality and efficiency.

D. Trend information

See “A. Operating Results” of this Operating And Financial Review And Prospects and “Item 3.D. Key Information—Risk Factors” of 2023 Form 20-F.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report.

A list of critical accounting policies, judgements and estimates that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.